UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2011

Southern Star Central Corp.

_____

(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Highway 56, Owensboro, KY	42301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

_____

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

Amendment and Restatement of Bylaws:

On February 1, 2011, Southern Star Central Corp. ("Southern Star") amended its bylaws to amend the list of designated officers by consolidating the offices of "Chief Executive Officer" ("CEO") and "President", and creating the new title of "Chief Officer" for those officers reporting directly to the President and CEO and designating certain duties or powers to the Chief Officers which were previously held by "Vice-Presidents" as that term was defined in the Bylaws.

On February 1, 2011, Southern Star Central Gas Pipeline, Inc. ("Gas Pipeline") amended its Bylaws to amend the list of designated officers by consolidating the offices of "Chief Executive Officer" ("CEO") and "President", and creating the new title of "Chief Officer" for those officers reporting directly to the President and CEO and designating certain duties or powers to the Chief Officers which were previously held by "Vice Presidents" as that term was defined in the Bylaws. Additionally the President and CEO were provided with the right to assign duties to certain "assistant officers" and the Board may from time to time authorize any Chief Officer to appoint or remove assistant officers and prescribe the power and duties thereof. The Bylaws, as amended, also provide that the compensation of the President and CEO, all Chief Officers, Secretary, (if an office held separately from another office), and Treasurer, (if an office held separately from another office), shall be fixed by the Board of Directors or a committee created for that purpose, if one exists.

Copies of the Amended and Restated Bylaws for Southern Star and Gas Pipeline are attached hereto as Exhibits 3.2 and 3.5, respectively, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

3.2   Third Amended and Restated Bylaws of Southern Star Central Corp.

3.5   Third Amended and Restated Bylaws of Southern Star Central Gas Pipeline, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: February 4, 2011

/s/ *Susanne W. Harris*

Susanne W. Harris
Vice President, Chief Financial Officer
and Treasurer

EXHIBIT 3.2

THIRD AMENDED AND RESTATED BYLAWS

OF

SOUTHERN STAR CENTRAL CORP.

(As Amended and Restated February 1, 2011)

ARTICLE I
Stockholders' Meetings

      1.   **Places of meetings**. All meetings of stockholders shall be held at such place or places in or outside of the State of Delaware, or solely by means of remote communication, as the Board of Directors may from time to time determine or as may be designated in the notice of meeting or waiver of notice thereof, subject to any provisions of the laws of the State of Delaware.

      2.   **Annual meetings**. Unless otherwise determined from time to time by the Board of Directors, the annual meeting of stockholders shall be held each year for the election of directors and the transaction of such other business as may properly come before the meeting within 120 days of the fiscal year end of the corporation of each year commencing at some time between 9 A.M. and 3 P.M., if not a legal holiday, and if such day is a legal holiday, then the annual meeting shall be held on the day following at the same time. If the annual meeting is not held on the date designated, it may be held as soon thereafter as convenient and shall be called the annual meeting. Written notice of the annual meeting of the stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given by mail to each stockholder entitled to vote at his address as it appears on the records of the corporation, either in paper form or electronic form pursuant to each stockholders instructions, not less than the minimum nor more than the maximum number of days permitted under the laws of the State of Delaware prior to the scheduled date thereof, unless such notice is waived as provided by Article VIII of these Bylaws.

      3.   **Special meetings**. A special meeting of stockholders may be called at any time by order of the Board of Directors or the executive committee and shall be called by the President and Chief Executive Officer or Secretary or an assistant Secretary at the written request of the holders of at least 50% of the total number of shares of stock then outstanding and entitled to vote stating the specific purpose or purposes thereof. Written notice of the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at and the specific purposes of such meetings shall be given by mail to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, either in paper form or electronic form pursuant to each stockholders instructions not less than the minimum nor more than the maximum number of days prior to the

scheduled date thereof permitted under the laws of the State of Delaware, unless such notice is waived as provided in Article VIII of these Bylaws.

4.   **Meetings without notice**. Meetings of the stockholders may be held at any time without notice when all the stockholders entitled to vote thereat are present in person or by proxy.

5.   **Voting**. At all meetings of stockholders, each stockholder entitled to vote on the record date, as determined under Article V Section 3 of these Bylaws or if not so determined, as prescribed under the laws of the State of Delaware, shall be entitled to one vote for each share of stock standing on record in his name, subject to any restrictions or qualifications set forth in the Certificate of Incorporation or any amendment thereto.

6.   **Quorum**. At any stockholders' meeting, a majority of the number of shares of stock outstanding and entitled to vote thereat, present in person or by means of remote communication or by proxy, shall constitute a quorum, but a smaller interest may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice, subject to such limitation as may be imposed under the laws of the State of Delaware. When a quorum is present at any meeting, a majority of the number of shares of stock entitled to vote present thereat shall decide any question brought before such meeting unless the question is one upon which a different vote is required by express provision of the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws, in which case such express provision shall govern.

7.   **List of stockholders**. At least ten days before every meeting, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary or the transfer agent in charge of the stock ledger of the corporation. Such list shall be open for examination by any stockholder as required by the laws of the State of Delaware. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine such list or the books of the corporation or to vote in person or by proxy at such meeting.

8.   **Consents in lieu of meeting**. Unless otherwise provided in the Certificate of Incorporation or any amendment thereto or by the laws of the State of Delaware, any action required by the laws of the State of Delaware to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if: (i) a consent in writing, or by telegram, cablegram or other electronic transmission, setting forth the action so taken, shall be signed or, in the case of a telegram, cablegram or electronic submission, authorized by the holders of outstanding stock having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; and (ii) prompt notice of the taking of such action by less than unanimous written consent is given to the other stockholders to the extent and in the manner required by the laws of Delaware. Consents delivered by telegram, cablegram or electronic transmission shall be deemed to be signed and dated on the date on which such consent is

transmitted to the corporation or the agent specified by the corporation to receive such telegram, cablegram or electronic transmission.

ARTICLE II
Board of Directors

1.   **Number and qualification**. A Board of Directors shall be elected at each annual meeting of stockholders, each director so elected to serve until the election and qualification of his successor or until his earlier resignation or removal as provided in these Bylaws. The initial number of directors shall be such as may be determined by the incorporator(s) unless the initial directors are named in the Certificate of Incorporation, and thereafter the number of directors shall be such as may be determined from time to time by the stockholders, or by the Board of Directors, but in no event shall the number be less than the minimum authorized under the laws of the State of Delaware. In case of any increase in the number of directors between elections by the stockholders, the additional directorships shall be considered vacancies and shall be filled in the manner prescribed in Article IV of these Bylaws. Directors need not be stockholders. The initial Board of Directors shall be elected by the incorporators, unless such directors are named in the Certificate of Incorporation.

2.   **Powers**. The business and affairs of the corporation shall be carried on by or under the direction of the Board of Directors, which shall have all the powers authorized by the laws of the State of Delaware, subject to such limitations as may be provided by the Certificate of Incorporation or these Bylaws.

3.   **Compensation**. The Board of Directors may from time to time by resolution authorize the payment of fees or other compensation to the directors for services as such to the corporation, including, but not limited to, fees for attendance at all meetings of the Board of Directors or of the executive or other committees, and determine the amount of such fees and compensation. Directors shall in any event be paid their traveling expenses for attendance at all meetings of the Board of Directors or of the executive or other committees. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore in amounts authorized or otherwise approved from time to time by the Board of Directors or the executive committee.

4.   **Meetings and quorum**. Meetings of the Board of Directors may be held either in or outside of the State of Delaware. A quorum shall be a majority of the then authorized number of directors, but not less than two directors unless a Board of Directors of one director is authorized under the laws of the State of Delaware in which event one director shall constitute a quorum. A director will be considered present at a meeting, even though not physically present, to the extent and in the manner authorized by the laws of the State of Delaware. The vote of a majority of the then total authorized number of directors (a "Supermajority") shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number.

The Board of Directors elected at any annual stockholders' meeting shall, at the close of that meeting and without further notice if a quorum of directors be then present or as soon thereafter as may be convenient, hold a meeting for the election of officers and the transaction of any other business. At such meeting they shall elect a President and Chief Executive Officer, a Secretary and a Treasurer, and such other officers as they may deem proper, none of whom need be members of the Board of Directors.

The Board of Directors may from time to time provide for the holding of regular meetings with or without notice and may fix the times and places at which such meetings are to be held. Meetings other than regular meetings may be called at any time by the President and Chief Executive Officer or the Chairman of the Board of Directors, if one has been elected, and must be called by the President and Chief Executive Officer or by the Secretary or an assistant Secretary upon the request of any director.

Notice of each meeting, other than a regular meeting (unless required by the Board of Directors), shall be given to each director by mailing the same to each director at his residence or business address at least two days before the meeting or by delivering the same to him personally or by telephone or telegraph at least one day before the meeting unless, in case of exigency, the Chairman of the Board of Directors, if one has been elected, the President and Chief Executive Officer or the Secretary shall prescribe a shorter notice to be given personally or by telephone, telegraph, cable or wireless to all or any one or more of the directors at their respective residences or places of business.

Notice of any meeting shall state the time and place of such meeting, but need not state the purposes thereof unless otherwise required by the laws of the State of Delaware, the Certificate of Incorporation, these Bylaws or the Board of Directors.

5.   **Executive Committee**. The Board of Directors may by resolution passed by a Supermajority provide for an executive committee of two or more directors and shall elect the members thereof to serve during the pleasure of the Board of Directors and may designate one of such members to act as chairman.

The Board of Directors may at any time change the membership of the executive committee, fill vacancies in it, designate alternate members to replace any absent or disqualified members at any meeting of the committee, or dissolve it.

During the intervals between the meetings of the Board of Directors, the executive committee shall possess and may exercise any or all of the powers of the Board of Directors in the management or direction of the business and affairs of the corporation and under these Bylaws to the extent authorized by resolution adopted by a Supermajority and subject to such limitations as may be imposed by the laws of the State of Delaware.

The executive committee may determine its rules of procedure and the notice to be given of its meetings, and it may appoint such committees and assistants as it shall from time to time deem necessary. A majority of the members of the committee shall constitute a quorum.

6.   **Other committees**. The Board of Directors may by resolution provide for such other committees as it deems desirable and may discontinue the same at its pleasure. Each such committee shall have the powers and perform such duties, not inconsistent with law, as may be assigned to it by the Board of Directors.

7. **Conference Telephone Meetings**. Any one or more members of the Board of Directors or any committee thereof may participate in meetings by means of a conference telephone or similar communication equipment.

8. **Action without meetings**. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting to the extent and in the manner authorized by the laws of the State of Delaware.

9. **Chairman of the Board of Directors**. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, who shall be a current member of the Board of Directors, and who shall not be considered an officer of the corporation. If the Board of Directors elects a Chairman of the Board of Directors, his or her tenure shall commence immediately and continue until the next succeeding annual meeting of the Board of Directors, or until his or her successor is chosen, whichever occurs first. The Chairman of the Board of Directors, if one has been elected by the Board of Directors, shall preside at all meetings of the Board of Directors and at all meetings of the stockholders. In addition, the Chairman of the Board of Directors shall have such powers and perform such duties as the Board of Directors may prescribe from time to time. The compensation of the Chairman of the Board of Directors, if any, shall be as prescribed by the Board of Directors.

ARTICLE III
Officers

1. **Titles and election**. The officers of the corporation shall be the President and Chief Executive Officer, a Secretary and a Treasurer, who shall initially be elected as soon as convenient by the Board of Directors and thereafter, in the absence of earlier resignations or removals, shall be elected at the first meeting of the Board of Directors following any annual stockholders' meeting, each of whom shall hold office at the pleasure of the Board of Directors except as may otherwise be approved by the Board of Directors or executive committee, or until his earlier resignation, removal under these Bylaws or other termination of his employment. Any person may hold more than one office if the duties can be consistently performed by the same person, to the extent permitted by the laws of the State of Delaware.

The Board of Directors, in its discretion, may also at any time elect or appoint one or more Chief Officers, assistant Secretaries and assistant Treasurers and such other officers as it may deem advisable, each of whom shall hold office at the pleasure of the Board of Directors, except as may otherwise be approved by the Board of Directors or executive committee, or until his earlier resignation, removal or other termination of employment, and shall have such authority and shall perform such duties as shall be prescribed or determined from time to time by the Board of Directors or, if not so prescribed or determined by the Board of Directors, as the President and Chief Executive Officer may prescribe or determine. The Board of Directors may require any officer or other employee or agent to give bond for the faithful performance of his duties in such form and with such sureties as the Board of Directors may require.

2. **Duties**. Subject to such extension, limitations, and other provisions as the Board of Directors or these Bylaws may from time to time prescribe or determine, the following officers shall have the following powers and duties:

(a)   President and Chief Executive Officer. Subject to the authority of the Board of Directors and the provisions of these Bylaws, the President and Chief Executive Officer shall exercise the powers and authority and perform all of the duties commonly incident to his office, shall in the absence of the Chairman of the Board of Directors preside at all meetings of the stockholders and of the Board of Directors if he is a director, and shall perform such other duties as the Board of Directors or the executive committee shall specify from time to time. The President and Chief Executive Officer, unless some other person is specifically authorized by the Board of Directors or executive committee, shall sign all bonds, debentures, promissory notes, deeds and contracts of the corporation.

(b)   Chief Officer. A Chief Officer shall perform such duties as may be assigned to him or her from time to time by the Board of Directors or by the President and Chief Executive Officer if the Board of Directors does not do so, and such duties shall be similar in scope and nature to those of a vice-president. In the absence or disability of the President and Chief Executive Officer, the Chief Officers in order of seniority may, unless otherwise determined by the Board of Directors, exercise the powers and perform the duties pertaining to the office of President and Chief Executive Officer. Any Chief Officer designated by the Board of Directors, unless some other person is thereunto specifically authorized by the Board of Directors or executive committee, may sign all bonds, debentures, promissory notes, deeds and contracts of the corporation.

(c)   Secretary. The Secretary, or in his absence an assistant Secretary, shall keep the minutes of all meetings of stockholders and of the Board of Directors, give and serve all notices, attend to such correspondence as may be assigned to him, keep in safe custody the seal of the corporation, and affix such seal to all such instruments properly executed as may require it, and shall have such other duties and powers as may be prescribed or determined from time to time by the Board of Directors or by the President and Chief Executive Officer if the Board of Directors does not do so.

(d)   Treasurer. The Treasurer, subject to the order of the Board of Directors, shall have the care and custody of the moneys, funds, valuable papers and documents of the corporation (other than his own bond, if any, which shall be in the custody of the President and Chief Executive Officer), and shall have, under the supervision of the Board of Directors, all the powers and duties commonly incident to his office. He shall deposit all funds of the corporation in such bank or banks, trust company or trust companies, or with such firm or firms doing a banking business as may be designated by the Board of Directors or by the President and Chief Executive Officer if the Board of Directors does not do so. He may endorse for deposit or collection all checks, notes, and similar instruments payable to the corporation or to its order. He shall keep accurate books of account of the corporation's transactions, which shall be the property of the corporation, and together with all of the property of the corporation in his possession, shall be subject at all times to the inspection and control of the Board of Directors. The Treasurer shall be subject in every way to the order of the Board of Directors, and shall render to the Board of Directors and/or the President and Chief Executive Officer of the corporation, whenever they may require it, an account of all his transactions and of the financial condition of the corporation. In addition to the foregoing, the Treasurer shall have such duties as may be prescribed or determined from time to time by the Board of Directors or by the President and Chief Executive Officer if the Board of Directors does not do so.

3.   **Delegation of authority**. The Board of Directors or the executive committee may at any time delegate the powers and duties of any officer for the time being to any other officer, director or employee.

4.   **Compensation**. The compensation of the President and Chief Executive Officer, all Chief Officers, the Secretary and the Treasurer shall be fixed by the Board of Directors or the executive committee, and the fact that any officer is a director shall not preclude him from receiving compensation or from voting upon the resolution providing the same.

ARTICLE IV
Resignations, Vacancies and Removals

1.   **Resignations**. Any director or officer may resign at any time by giving notice in writing or by electronic transmission thereof to the Board of Directors, the President and Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of any resignation shall not be necessary to make it effective.

2.   **Vacancies**.

(a)   Directors. When the office of any director becomes vacant or unfilled, whether by reason of death, resignation, removal, increase in the authorized number of directors or otherwise, such vacancy or vacancies may be filled by resolution passed by a Supermajority. Any director so elected by the Board of Directors shall serve until the election and qualification of his successor or until his earlier resignation or removal as provided in these Bylaws. The directors may also reduce their authorized number by the number of vacancies in the Board of Directors, provided such reduction does not reduce the Board of Directors to less than the minimum authorized by the laws of the State of Delaware.

(b)   Officers. The Board of Directors may at any time or from time to time fill any vacancy among the officers of the corporation.

3.   **Removals**.

(a)   Directors. Except as may otherwise be prohibited or restricted under the laws of the State of Delaware, the stockholders may, at any meeting called for such purpose, or by consent of the stockholders in lieu of a meeting, remove any director from office, with or without cause, and may elect his successor.

(b)   Officers. Subject to the provisions of any validly existing agreement, the Board of Directors may at any meeting remove from office any officer, with or without cause, and may elect or appoint a successor; provided that if action is to be taken to remove the President and Chief Executive Officer the notice of meeting or waiver of notice thereof shall state that one of the purposes thereof is to consider and take action on his removal.

ARTICLE V
Capital Stock

1.   **Certificate of stock**. Every stockholder shall be entitled to a certificate or certificates for shares of the capital stock of the corporation in such form as may be prescribed or authorized by the Board of Directors, duly numbered and setting forth the number and kind of shares represented thereby. Such certificates shall be signed by (i) the President and Chief Executive Officer or a Chief Officer designated by the Board of Directors or by the President and Chief Executive Officer if the Board of Directors does not so designate, and (ii) by the Treasurer or an assistant Treasurer or by the Secretary or an assistant Secretary. Any or all of such signatures may be in facsimile if and to the extent authorized under the laws of the State of Delaware.

In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate has ceased to be such officer, transfer agent or registrar before the certificate has been issued, such certificate may nevertheless be issued and delivered by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

2.   **Transfer of stock**. Shares of the capital stock of the corporation shall be transferable only upon the books of the corporation upon the surrender of the certificate or certificates properly assigned and endorsed for transfer. If the corporation has a transfer agent or agents or transfer clerk and registrar of transfers acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

The Board of Directors may appoint a transfer agent and one or more co-transfer agents and a registrar and one or more co-registrars of transfer and may make or authorize the transfer agents to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.

3.   **Record dates**.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance a record date which, in the case of a meeting, shall not be less than the minimum nor more than the maximum number of days prior to the scheduled date of such meeting permitted under the laws of the State of Delaware and which, in the case of any other action, shall be not more than the maximum number of days prior to any such action permitted by the laws of the State of Delaware.

(b)   If no such record date is fixed by the Board of Directors, the record date shall be that prescribed by the laws of the State of Delaware.

(c)   A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.   **Lost certificates**. In case of loss or mutilation or destruction of a stock certificate, a duplicate certificate may be issued upon such terms as may be determined or authorized by the Board of Directors or executive committee or by the President and Chief Executive Officer if the Board of Directors or the executive committee does not do so.

ARTICLE VI
Fiscal Year, Bank Deposits, Checks, etc.

1.   **Fiscal year**. The fiscal year of the corporation shall commence or end at such time as the Board of Directors may designate.

2.   **Bank deposits, checks, etc**. The funds of the corporation shall be deposited in the name of the corporation or of any division thereof in such banks or trust companies in the United States or elsewhere as may be designated from time to time by the Board of Directors or executive committee, or by such officer or officers as the Board of Directors or executive committee may authorize to make such designations.

All checks, drafts or other orders for the withdrawal of funds from any bank account shall be signed by such person or persons as may be designated from time to time by the Board of Directors or executive committee. The signatures on checks, drafts or other orders for the withdrawal of funds may be in facsimile if authorized in the designation.

ARTICLE VII
Books and Records

1.   **Place of keeping books**. Unless otherwise expressly required by the laws of the State of Delaware, the books and records of the corporation may be kept outside of the State of Delaware.

2.   **Examination of books**. Except as may otherwise be provided by the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws, the Board of Directors shall have power to determine from time to time whether and to what extent and at what times and places and under what conditions any of the accounts, records and books of the corporation are to be open to the inspection of any stockholder. No stockholder shall have any right to inspect any account or book or document of the corporation except as prescribed by statute or authorized by express resolution of the stockholders or of the Board of Directors.

ARTICLE VIII
Notices

1.   **Requirements of notice**. Whenever notice is required to be given by statute, the Certificate of Incorporation or these Bylaws, it shall not mean personal notice unless so specified, but such notice may be given (i) in writing by depositing the same in a post office, letter box, or mail chute postpaid and addressed to the person to whom such notice is directed at

the address of such person on the records of the corporation, (ii) by facsimile telecommunication, when directed to a number at which the director or stockholder has consented to receive notice, (iii) by electronic mail, when directed to an electronic mail address at which the director or stockholder has consented to receive notice, or (iv) by other electronic transmission, when directed to the director or stockholder, and such notice shall be deemed given at the time when the same shall be thus mailed.

2. **Waivers**. Any stockholder, director or officer may, in writing or by telegram or cable or electronic transmission, at any time waive any notice or other formality required by statute, the Certificate of Incorporation or these Bylaws. Such waiver of notice, whether given before or after any meeting or action, shall be deemed equivalent to notice. Presence of a stockholder either in person or by proxy at any stockholders' meeting and presence of any director at any meeting of the Board of Directors shall constitute a waiver of such notice as may be required by any statute, the Certificate of Incorporation or these Bylaws.

ARTICLE IX
Seal

The corporate seal of the corporation shall consist of two concentric circles between which shall be the name of the corporation and the date of its incorporation, and in the center of which shall be inscribed "Corporate Seal, Delaware."

ARTICLE X
Powers of Attorney

The Board of Directors or the executive committee may authorize one or more of the officers of the corporation to execute powers of attorney delegating to named representatives or agents power to represent or act on behalf of the corporation, with or without power of substitution.

In the absence of any action by the Board of Directors or the executive committee, the President and Chief Executive Officer, any Chief Officer, the Secretary or the Treasurer of the corporation may execute for and on behalf of the corporation waivers of notice of stockholders' meetings and proxies for such meetings in any company in which the corporation may hold voting securities.

ARTICLE XI
Indemnification of Directors and Officers

1. **Definitions**. As used in this article, the term "person" means any past, present or future director or officer of the corporation or a designated officer of an operating division of the corporation.

2. **Indemnification granted**. The corporation shall indemnify, to the full extent and under the circumstances permitted by the Delaware General Corporation Law in effect from time to time, any person as defined above, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer of the corporation or

designated officer of an operating division of the corporation, or is or was an employee or agent of the corporation, or is or was serving at the specific request of the corporation as a director, officer, employee or agent of another company or other enterprise in which the corporation should own, directly or indirectly, an equity interest or of which it may be a creditor.

This right of indemnification shall not be deemed exclusive of any other rights to which a person indemnified herein may be entitled by By-Law, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person. It is not intended that the provisions of this article be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Delaware or of the United States of America, whether as a matter of public policy or pursuant to statutory provision.

3. **Miscellaneous**. The Board of Directors may also on behalf of the corporation grant indemnification to any individual other than a person defined herein to such extent and in such manner as the Board of Directors in its sole discretion may from time to time and at any time determine.

ARTICLE XII
Amendments

These Bylaws may be amended or repealed either:

(a) at any meeting of stockholders at which a quorum is present by vote of the stockholders as provided in Article I Section 5 and 6 of these Bylaws, or

(b) at any meeting of the Board of Directors by resolution passed by a Supermajority; provided the notice of such meeting of stockholders or directors or waiver of notice thereof contains a statement of the substance of the proposed amendment or repeal.

EXHIBIT 3.5

THIRD AMENDED AND RESTATED BYLAWS
OF
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

(As Amended and Restated February 1, 2011)

ARTICLE I

Stockholders

Section 1.1. Annual Meetings. The Annual Meeting of Stockholders shall be held for the election of Directors on the last Wednesday in April in each year if such day be not a legal holiday in the state where such meeting is to be held, or, if a legal holiday, then at the same time on the next succeeding business day at the principal office of the Company in the State of Delaware or at such other place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any proper business may be transacted at the Annual Meeting.

Section 1.2. Special Meetings. Special meetings of stockholders, to be held at the principal office of the Company in the State of Delaware or at such other place within or without the State of Delaware and at such date and time as may be stated in the notice of the meeting, and for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or by the President and Chief Executive Officer, and shall be called by the President and Chief Executive Officer or the Secretary at the request in writing of stockholders owning a majority of the issued and outstanding shares of capital stock of the Company of the class or classes which would be entitled to vote on the matter or matters proposed to be acted upon at such special meeting of stockholders. Any such request shall state the purpose or purposes of the proposed meeting.

Section 1.3. Notices of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, except as provided by Section 7.3 hereof, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Company.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, of if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. Quorum. At any meeting of stockholders, except where otherwise provided by law of the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Company or to another company, if a majority of the shares entitled to vote in the election of directors of such other company is held, directly or indirectly, by the Company, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Company to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if one has been elected, or in his or her absence or if a Chairman of the Board has not been elected, by the President and Chief Executive Officer, or in his or her absence by a Chief Officer (as such term is defined at Section 4.1 of these Bylaws) designated by the Board of Directors, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him or her which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company. The vote for Directors and, upon the demand of any stockholder, the vote upon any question before the meeting shall be by written ballot. All elections shall be had and all questions decided, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, by a plurality vote.

Section 1.8. <u>Fixing Date for Determination of Stockholders of Record</u>. In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be on the day on which the first written consent is expressed; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 1.9. <u>List of Stockholders Entitled to Vote</u>. The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.


ARTICLE II

Board of Directors


Section 2.1. <u>Powers; Numbers; Qualifications</u>. The business and affairs of the Company shall be managed by the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The number of Directors constituting the whole Board shall be not more than fifteen nor less than two. The authorized number of Directors within the limits above specified shall be determined by resolution of the Board of Directors.

Section 2.2. <u>Election; Term of Office; Resignation; Vacancies</u>. Each Director shall hold office until the Annual Meeting of Stockholders next succeeding his or her election and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any Director may resign at any time upon written notice to the Board of Directors or to the President and Chief Executive Officer or the Secretary of the Company. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of Directors or from any other cause may be filled by a majority of the then total authorized number of Directors (a "Supermajority").

Section 2.3. <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined, notice thereof need not be given.

Section 2.4. <u>Special Meetings</u>. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if one has been elected, or the President and Chief Executive Officer or a majority of the Directors then in office. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5. <u>Telephonic Meetings Permitted</u>. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this By-law shall constitute presence in person at such meeting.

Section 2.6. <u>Quorum; Vote Required for Action</u>. At all meetings of the Board of Directors, Directors constituting a Supermajority shall constitute a quorum for the transaction of business. The vote of a Supermajority shall be the act of the Board unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

Section 2.7. <u>Organization</u>. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if one has been elected, or in his or her absence or if a Chairman of the Board has not been elected, by the President and Chief Executive Officer, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. <u>Informal Action by Directors</u>. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9 <u>Chairman of the Board of Directors</u>. The Company may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, who shall be a current member of the Board of Directors, and who shall not be considered an officer of the corporation. If the Board of Directors elects a Chairman of the Board of Directors, his or her tenure shall commence immediately and continue until the next succeeding annual meeting of the Board of Directors, or until his or her successor is chosen, whichever occurs first. The Chairman of the Board of Directors, if one has been elected by the Board of Directors, shall preside at all meetings of the Board of Directors and at all meetings of the stockholders. In addition, the Chairman of the Board of Directors shall have such powers and perform such duties as the Board of Directors may prescribe from time to time. The compensation of the Chairman of the Board of Directors, if any, shall be as prescribed by the Board of Directors.

ARTICLE III

Committees

Section 3.1. <u>Committees of the Board</u>. The Board of Directors may, by resolution passed by a Supermajority, designate one or more committees, each committee to consist of one or more of the Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Vacancies in any such committee shall be filled by the Board, but in the absence or disqualification of a member of such committee, the member or members thereof present at any meeting and not disqualified from voting may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Company's property and assets, recommending to the stockholders a dissolution of the Company or a revocation of dissolution, indemnifying Directors or amending these Bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2. <u>Committee Rules</u>. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such meeting if a quorum is then present shall be the act of such committee, and in other respects such committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

Officers

Section 4.1. General. The officers of the Company shall be elected by the Board of Directors and shall be a President and Chief Executive Officer and one or more Chief Officers, a Secretary, a Treasurer and such other officers as the Board of Directors may from time to time elect. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Company need not be stockholders of the Company, nor need such officers be Directors of the Company.

Section 4.2. Election. The Board of Directors shall elect the officers of the Company, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Company shall hold office until their successors are chosen and qualified, or until their death, resignation or removal. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

Section 4.3. President and Chief Executive Officer. The President and Chief Executive Officer of the Company shall exercise the powers and authority and perform all of the duties commonly incident to the office of President and Chief Executive Officer. The President and Chief Executive Officer shall have general supervision of the business of the Company. The President and Chief Executive Officer may, with the Treasurer or the Secretary, or an Assistant Treasurer or an Assistant Secretary, sign certificates for stock of the Company. The President and Chief Executive Officer may sign and execute in the name of the Company deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by a duly authorized committee of Directors, or by these Bylaws, to some other officer or agent of the Company, or shall be required by law otherwise to be signed or executed. In general, the President and Chief Executive Officer shall perform all duties incident to the office of President and Chief Executive Officer and such other duties as may from time to time be assigned by the Board of Directors or by any duly authorized committee of Directors.

Section 4.4. Chief Officers. A Chief Officer shall have powers and duties similar in scope and nature to those of a vice-president. At the request of the President and Chief Executive Officer or in his or her absence or in the event of his or her inability or refusal to act, the Chief Officers in order of seniority may, unless otherwise determined by the Board of Directors, perform all the duties of the President and Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President and Chief Executive Officer. Any Chief Officer designated by the Board of Directors may also sign and execute in the name of the Company deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by a duly authorized committee of Directors, or by these Bylaws, to some other officer or agent of the Company, or shall be required by law otherwise to be signed or executed. Each Chief Officer shall perform such other duties as may be assigned to him or her by the Board of Directors, or if the Board of Directors has not so assigned, by the President and Chief Executive Officer.

Section 4.5. Secretary. The Secretary shall keep the minutes of the meetings of the stockholders, of the Board of Directors and of any committee appointed by the Board in books provided for that purpose; he or she shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; he or she shall be custodian of the records and of the corporate seal or seals of the Company; he or she shall see that the corporate seal is affixed to all documents, the execution of which, on behalf of the Company, under its seal, is duly authorized, and when so affixed may attest the same; he or she may sign, with the President and Chief Executive Officer or a Chief Officer designated by the Board of Directors, certificates of stock of the Company; and, in general, he or she shall perform all duties incident to the office of a secretary of a company, and such other duties as, from time to time, may be assigned to him or her by the Board of Directors, or if the Board of Directors has not so assigned, by the President and Chief Executive Officer.

Section 4.6. <u>Treasurer</u>. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, and shall deposit, or cause to be deposited, in the name of the Company, all moneys or other valuable effects in such banks, trust companies or other depositories as shall, from time to time, be selected by the Board of Directors; he or she shall render to the President and Chief Executive Officer and to the Board of Directors, whenever requested, an account of the financial condition of the Company; he or she may sign, with the President and Chief Executive Officer or an authorized Chief Officer, certificates of stock of the Company; and, in general, he or she shall perform all duties incident to the office of a treasurer of a company, and such other duties as, from time to time, may be assigned to him or her by the Board of Directors, or if the Board of Directors has not so assigned, by the President and Chief Executive Officer.

Section 4.7. <u>Assistant Officers</u>. The Board of Directors may appoint one or more assistant officers. Each assistant officer shall, at the request of or in the absence or disability of the officer to whom he or she is an assistant, perform the duties of such officer and he or she shall have such other authority and perform such other duties as may be assigned to him or her by the Board of Directors, or if the Board of Directors has not so assigned, by the President and Chief Executive Officer. The Board of Directors may, from time to time, authorize any Chief Officer to appoint or remove assistant officers and prescribe the powers and duties thereof.

Section 4.8. <u>Subordinate Officers</u>. The Board of Directors may appoint such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority and perform such duties as may be assigned to him or her by the Board of Directors, or if the Board of Directors has not so assigned, by the President and Chief Executive Officer. The Board of Directors may, from time to time, authorize any Chief Officer to appoint and remove subordinate officers and prescribe the powers and duties thereof.

Section 4.9. <u>Officers Holding Two or More Offices</u>. Any number of the above offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by these Bylaws to be executed, acknowledged or verified by two officers.

Section 4.10. <u>Removal</u>. Any officer of the Company may be removed, with or without cause, by a vote of a Supermajority of the Board of Directors at a meeting for that purpose.

Section 4.11. <u>Compensation</u>. The compensation of the President and Chief Executive Officer, all Chief Officers, the Secretary, (if an office held separately from another office), and the Treasurer, (if an office held separately from another office), shall be fixed by the Board of Directors or the committee created for that purpose (if one exists), and the fact that any officer is a director shall not preclude him or her from receiving compensation or from voting upon the resolution providing the same.

Section 4.12. <u>Signatures</u>. Any corporate instrument signed by an officer shall be presumed to have been so signed (a) at the request of the Board of Directors or the President and Chief Executive Officer, as the case may be, or (b) in the absence or because of the disability of the officer or officers otherwise authorized to so sign, or (c) because of expressly delegated or assigned authority to the officer so signing, and such signature may be relied upon by the person to whom the instrument is delivered without establishing the authority or power of the officer to so sign.

ARTICLE V

Stock

Section 5.1. <u>Certificates</u>. Every holder of stock in the Company shall be entitled to have a certificate signed by or in the name of the Company by the President and Chief Executive Officer or a Chief Officer designated by the Board of Directors, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, certifying the number of shares owned by him or her in the Company. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 5.2. <u>Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates</u>. The Company may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification

Section 6.1. <u>Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Company</u>. Subject to Section 6.3 of this Article VI, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of <u>nolo contenders</u> or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

Section 6.2. <u>Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Company</u>. Subject to Section 6.3 of this Article VI, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 6.3. <u>Authorization of Indemnification</u>. Any indemnification under this Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 6.1 or Section 6.2 of this Article VI, as the case may be. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable if a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders. To the extent, however, that a Director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith, without the necessity of authorization in the specific case.

Section 6.4. <u>Good Faith Defined</u>. For purposes of any determination under Section 6.3 of this Article VI, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Company or another enterprise, or on information supplied to such person by the officers of the Company or another enterprise in the course of their duties, or on the advice of legal counsel for the Company or another enterprise or on information or records given or reports made to the Company or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or another enterprise. The term "another enterprise" as used in this Section 6.4 shall mean any other company or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Company as a director, officer, employee or agent. The provisions of this Section 6.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 6.1 or 6.2 of this Article VI, as the case may be.

Section 6.5. <u>Indemnification by a Court</u>. Notwithstanding any contrary determination in the specific case under Section 6.3 of this Article VI, and notwithstanding the absence of any determination thereunder, any Director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 6.1 and 6.2 of this Article VI. The basis of such indemnification by a court shall be a determination by such court that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standards of conduct set forth in Sections 6.1 or 6.2 of this Article VI, as the case may be. Notice of any application for indemnification pursuant to this Section 6.5 shall be given to the Company promptly upon the filing of such application.

Section 6.6. <u>Expenses Payable in Advance</u>. Expenses incurred by an officer or Director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in this Article VI. Such expenses incurred by other employees and agents shall be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6.7. <u>Nonexclusivity of Indemnification and Advancement of Expenses</u>. The indemnification and advancement of expenses provided by or granted pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, contract, vote of stockholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Company that indemnification of the persons specified in Sections 6.1 and 6.2 of this Article VI shall be made to the fullest extent permitted by law. The provisions of this Article VI shall not be deemed to preclude the indemnification of any person who is not specified in Sections 6.1 and

6.2 of this Article VI but whom the Company has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 6.8. <u>Insurance</u>. The Company may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VI.

Section 6.9. <u>Meaning of "Company" and "Other Enterprises" for the Purposes of Article VI</u>. For purposes of this Article VI, references to "the Company" shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence has continued.

For purposes of this Article VI, referenced to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a Director, officer, employee or agent of the Company which imposes duties on, or involves services by, such Director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the Company" as referred to in this Article VI.

Section 6.10. <u>Survival of Indemnification and Advancement of Expenses</u>. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators or such person.

ARTICLE VII

Miscellaneous

Section 7.1. <u>Fiscal Year</u>. The fiscal year of the Company shall end on the thirty-first day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

Section 7.2. <u>Seal</u>. The Company may have a corporate seal which shall have inscribed thereon the name of the Company, the year of its organization and the words "Corporate Seal, Delaware." The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. <u>Waiver of Notice of Meetings of Stockholders, Directors and Committees</u>. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committees of directors need be specified in any written waiver of notice unless so required by the Certificate of Information or these Bylaws.

Section 7.4. <u>Interested Directors, Quorum</u>. No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose; if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 7.5. <u>Form of Records</u>. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.6. <u>Amendment of Bylaws</u>. These Bylaws may be altered or repealed and new Bylaws made, by the affirmative vote of a Supermajority of the Board of Directors, but the stockholders may make additional Bylaws and may alter or repeal any By-law whether or not adopted by them.